Exhibit 16.1

Tel: 703-893-0600 Fax: 703-893-2766 www.bdo.com	8401 Greensboro Drive, Suite 800 McLean, VA 22102

December 17, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 11, 2015, to be filed by our former client, Osiris Therapeutics, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/S/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.